UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On September 4, 2025, as approved and authorized by the shareholders of Fitell Corporation (the “Company”) at the Extraordinary General Meeting of Members, the Board of Directors of the Company approved a share consolidation of the Company’s outstanding ordinary shares at a ratio of 1-for-16, with a post-share consolidation par value of $0.0016, effective on September 23, 2025 (the “Share Consolidation”). The Share Consolidation is being implemented to ensure the Company meets the minimum bid price requirement for continued listing on The Nasdaq Capital Market, its current exchange.

Upon the market opening on September 23, 2025, the Company’s class A ordinary shares will continue to be traded on The Nasdaq Capital Market under the symbol “FTEL” with the new CUSIP number G35150138.

A copy of the press release dated September 18, 2025, announcing the Share Consolidation, is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated September 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)